

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2023

Jeffrey Cocks
Chief Financial Officer
Nevada Canyon Gold Corp.
316 California Avenue
Suite 543
Reno, NV 89509

      Re: Nevada Canyon Gold Corp.
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Filed March 27, 2023
          File No. 000-55600

Dear Jeffrey Cocks:

We have reviewed your June 14, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2023 letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2022

Item 1. Description of Business Page 1, page 1

1.   We note your response to comment 3. Additionally we note the resource disclosure in your amended filing for the Palmetto Project that was not prepared in accordance with Item 1300 of Regulation S-K. Please revise subsequent filings to remove the Palmetto Project mineral resource.

Jeffrey Cocks
Nevada Canyon Gold Corp.
July 7, 2023
Page 2

You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation